E-Mail:                     greg@indegliacarney.com

March 6, 2014

Loan Lauren P. Nguyen
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Greenkraft, Inc.
Amendment No. 2 to Form 8-K
Filed February 14, 2014
File No. 000-53047

Dear Ms. Nguyen:

On behalf of our client, Greenkraft, Inc. (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2013, as amended by Amendment No. 1 to Form 8-K filed on January 29, 2014 and further amended by Amendment No. 2 to Form 8-K filed on February 14, 2014 (collectively, the “Report”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated February 26, 2014 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.
We note your response to our prior comment 1. Please balance the disclosure in the first bullet point on page 2 to clarify that your valuation is not reflected in your financial statements, which are based on historical cost, as explained in Note 2 to your pro forma financial statements filed as Exhibit 99.3 to your Form 8-K. Also clarify that your “internal forecasts and EBITDA projections” have not been independently verified by any financial advisor, are solely based on your beliefs, and there can be no assurance that your actual results will match your internal forecasts or projections.

Response:   In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

1299 Ocean Avenue, Suite 450, Santa Monica, CA 90401
Phone 310.982,2720 | Fax 310.458.8007
Email info@indegliacarney.com | www.indegliacarney.com

Loan Lauren P. Nguyen
Securities and Exchange Commission
March 6, 2014

Risk Factors, page 10

The line of credit with Pacific Premier Bank contains certain restrictive covenants, page 16

2.
We note your response to our prior comment 6. We note your disclosure that on October 19, 2013 Pacific Premier advised you that you were not in compliance with the global debt coverage ratio contained in the Pacific Premier credit facility. Please revise to describe the extent of your non-compliance with the minimum global debt coverage ratio as of October 19, 2013 and indicate your compliance with each described financial covenant as of the end of the applicable measurement period as of the date of filing of the original Form 8-K.

Response:  In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment, both in the “Risk Factors” section as well as under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Please advise us as soon as possible if the Staff has any further comments relating to the Form 8-K or the responses provided.  You can contact the undersigned at (310) 982-2723.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney

/s/ Gregory R. Carney
Gregory R. Carney

Enclosure

cc:        Greenkraft, Inc.